[LETTERHEAD OF TRANSMONTAIGNE PARTNERS L.P.]

        May 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Roger Schwall

  Re:
  Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-123219) of TransMontaigne Partners L.P.

Ladies and Gentlemen:

        TransMontaigne Partners L.P. ("TLP") hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-123219) be accelerated so that the Registration Statement will become effective on May 24, 2005, at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

        In connection with this request, TLP acknowledges the following:

  1.
  Should the Commission or the staff acting by delegated authority declare the registration statement effective, the Commission is not foreclosed from taking any action on the registration statement;

  2.
  The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve TLP from its full responsibility for the adequacy and accuracy of the registration statement's disclosure; and

  3.
  TLP may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States federal securities laws.
Very truly yours,
TRANSMONTAIGNE PARTNERS L.P.
By:	TRANSMONTAIGNE GP L.L.C., its general partner
	By:	/s/ ERIK B. CARLSON Erik B. Carlson Senior Vice President
cc:
Carmen Moncada-Terry
Securities and Exchange Commission